                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           Santa Fe Gaming Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

        Exchangeable Redeemable Preferred Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    80190420
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                   Paul W. Lowden, Santa Fe Gaming Corporation
--------------------------------------------------------------------------------
      4949 North Rancho Drive, Las Vegas, Nevada 89130-3505, (702) 658-4300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 2, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------------------------

         1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             (Page 1 of 9 Pages)

    -------------------                          ------------------------------
    CUSIP No.  80190420            13D                Page  2  of  9  Pages
    -------------------                          ------------------------------

---------------------------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Paul W. Lowden
---------------------------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a) / /
                                                                                                               (b) / /
          N/A

---------------------------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          PF, WC
---------------------------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   / /
          N/A
---------------------------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
---------------------------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                               521,500 (rounded up to the nearest whole share)
      NUMBER OF        ----------------------------------------------------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY              0
       OWNED BY        ----------------------------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER
      REPORTING                521,500 (rounded up to the nearest whole share)
        PERSON         ----------------------------------------------------------------------------------------------------
         WITH            10    SHARED DISPOSITIVE POWER
                               0
---------------------------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          521,500 (rounded up to the nearest whole share)
---------------------------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    / /

          N/A
---------------------------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.89%
---------------------------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
---------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           SECURITY AND ISSUER

                  Exchangeable Redeemable Preferred Stock
                  Santa Fe Gaming  Corporation
                  4949 North Rancho Dr.
                  Las Vegas, NV  89130

Item 2.           IDENTITY AND BACKGROUND.

                  (a)      Paul W. Lowden

                  (b)      Santa Fe Gaming Corporation
                           4949 North Rancho Drive
                           Las Vegas, NV  89130


                  (c)      President and Chief Executive Officer
                           Santa Fe Gaming Corporation
                           4949 North Rancho Drive
                           Las Vegas, NV  89130

                  (d)      No

                  (e)      No

                  (f)      United States

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Santa Fe Gaming Corporation (the "Company") became the successor to Sahara Casino Partners, L.P., and Sahara Resorts in a corporate reorganization (the "Reorganization") in September 1993. In the Reorganization, holders of limited partnership units of Sahara Casino Partners, L.P. received shares of common stock and Exchangeable Redeemable Preferred Stock (the "Preferred Stock") in exchange for the Sahara Casino Partners, L.P. units. Mr. Lowden acquired beneficial ownership of 6,500 shares of Preferred Stock in the Reorganization. Additionally, pursuant to the terms of the Preferred Stock, holders of Preferred Stock received dividends in the form of additional shares of Preferred Stock from March 1994 through September 1996. Mr. Lowden purchased those shares of Preferred Stock with personal funds and funds from working capital with respect to the purchases by LICO.

Item 4.           PURPOSE OF TRANSACTION.

         Mr. Lowden acquired the Preferred Stock described herein for investment purposes. Mr. Lowden may, from time to time, purchase additional shares of Preferred Stock in the open market or in privately negotiated transactions.

    -------------------                          ------------------------------
    CUSIP No.  80190420            13D                Page  4  of  9  Pages
    -------------------                          ------------------------------

         Mr. Lowden owns more than a majority of the outstanding shares of Common Stock, $.01 par value, of the Company. As a result, Mr. Lowden has the power to initiate a plan or proposal which may result in the occurrence of one or more of the events described in Item 4 of Schedule 13D ("Item 4 Event"). While Mr. Lowden currently has no such plans or proposals, it is conceivable that he could, in the future, develop and implement a plan or proposal which would result in the occurrence of one or more Item 4 Events.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Lowden beneficially owns 521,500 shares of Preferred Stock, or 5.89% of the outstanding Preferred Stock of the Company.

         (b) Mr. Lowden has sole voting and dispositive power with respect to 521,500 shares of Preferred Stock, or 5.89% of the outstanding Preferred Stock of the Company.

         (c) Mr. Lowden acquired the following shares of Preferred Stock individually. Set forth below is information regarding Mr. Lowden's acquisition of shares of Preferred Stock from September 30, 1993 to January 26, 2000.

                                         NUMBER OF SHARES
        DATE                             PURCHASED/ACQUIRED               PRICE PER SHARE
       9/30/93                                 4,000                               (1)
        4/5/94                                   160                               (2)
        9/9/94                                 2,600                               (3)
       9/30/94                                   270                               (2)
       3/31/95                                   281                               (2)
       9/30/95                                   291                               (2)
       3/31/96                                   303                               (2)
       9/30/96                                   315                               (2)
                                               -----
       TOTAL                                   8,220
                                               =====

---------------------------------------

(1)      Issued in the Reorganization
(2) 4% stock dividend issued with respect to all outstanding shares of Preferred Stock.
(3) Acquired on termination of trust for the benefit of Mr. Lowden's son, Paul W. Lowden IV.

         Mr. Lowden, as trustee of a trust for the benefit of his son Paul W. Lowden IV, acquired beneficial ownership of 2,500 shares of Preferred Stock on September 30, 1993 in the Reorganization and an additional 100 shares of Preferred Stock on April 1, 1994 as a stock dividend with respect to such shares. Such 2,600 shares reverted to Mr. Lowden upon termination of the trust on September 9, 1994. See footnote (3) above.

         Mr. Lowden is the 100% shareholder of LICO, which is a shareholder of the Company. Pursuant to Rule 13d-3(a) of the Exchange Act, because of Mr. Lowden's relationship to LICO, Mr. Lowden is deemed to be the indirect beneficial owner of Preferred Stock purchased by LICO. Since September 30, 1993, LICO acquired 516,441 shares of Preferred Stock through open market transactions, pursuant to stock dividends and as a contribution to capital from Mr. Lowden and his wife jointly.

    -------------------                          ------------------------------
    CUSIP No.  80190420            13D                Page  5  of  9  Pages
    -------------------                          ------------------------------

                                         NUMBER OF SHARES
        DATE                             PURCHASED/ACQUIRED               PRICE PER SHARE
        9/30/93                                  39,200
        10/1/93                                  10,000                     $1.13
       10/13/93                                  10,000                      1.13
        11/4/93                                  10,000                      1.13
         4/5/94                                   2,768                           (1)
         9/9/94                                   1,081                       .75
        9/30/94                                   2,927                           (1)
        3/31/95                                   3,039                           (1)
        9/30/95                                   3,160                           (1)
        3/31/96                                   3,287                           (1)
        9/30/96                                   3,418                           (1)
         7/8/97                                   3,161                       .53 (2)
        12/9/98                                   3,900                      0.19
        12/9/98                                   5,000                      0.19
       12/10/98                                     200                      0.19
       12/11/98                                     900                      0.19
        2/26/99                                   5,000                      0.31
         3/4/99                                  11,000                      0.38
         3/8/99                                   5,000                      0.38
         3/9/99                                  30,000                      0.50
        3/10/99                                   5,000                      0.50
        3/10/99                                  42,000                      0.56
        3/11/99                                  20,000                      0.69
        3/11/99                                  20,000                      0.63
        3/11/99                                  20,000                      0.63
        3/11/99                                  11,100                      0.63
        3/12/99                                   2,100                      0.63
        3/15/99                                  11,800                      0.63
        3/16/99                                   5,000                      0.69
        3/17/99                                  24,500                      0.75
        3/18/99                                   1,400                      0.75
        3/22/99                                   5,000                      0.38
        7/16/99                                   7,000                      0.56
        7/20/99                                  10,000                      0.63
        7/21/99                                  10,000                      0.63
        7/22/99                                  10,000                      0.63
        7/28/99                                   5,000                      0.63
         8/2/99                                   5,000                      0.63
         8/3/99                                  10,000                      0.63
         8/6/99                                   7,500                      0.59
         8/9/99                                   5,000                      0.56

    -------------------                          ------------------------------
    CUSIP No.  80190420            13D                Page  6  of  9  Pages
    -------------------                          ------------------------------

                                         NUMBER OF SHARES
        DATE                             PURCHASED/ACQUIRED               PRICE PER SHARE
         8/11/99                                  5,000                      0.56
         8/16/99                                  2,500                      0.56
         8/18/99                                  5,000                      0.56
         8/19/99                                  5,000                      0.56
        11/24/99                                  7,500                      0.94
        11/30/99                                  5,000                      1.00
         12/1/99                                  5,000                      0.88
         12/1/99                                 10,000                      0.94
         12/2/99                                 12,500                      0.94
         12/3/99                                  5,000                      0.94
         12/6/99                                 10,000                      0.91
         12/7/99                                  5,000                      0.81
        12/17/99                                  5,000                      0.72
        12/20/99                                 10,000                      0.69
        12/22/99                                  5,000                      0.69
        12/23/99                                  2,500                      0.59
        12/29/99                                 10,000                      0.63
        12/30/99                                  5,000                      0.53
          1/3/00                                  5,000                      0.53
         1/21/00                                  6,000                      0.50
                                                -------
            Total                               516,441
                                                =======

---------------------------------------

(1) 4% stock dividend issued with respect to all outstanding shares of Preferred Stock.
(2) Contributed to the capital of LICO by Mr. and Mrs. Lowden. Represents 2,500 shares of Preferred Stock received by Mr. Lowden, as trustee of a trust for the benefit of his son, Paul W. Lowden IV, and stock dividends issued with respect to such shares.

    -------------------                          ------------------------------
    CUSIP No.  80190420            13D                Page  7  of  9  Pages
    -------------------                          ------------------------------


         Mr. Lowden's wife, Suzanne Lowden, individually owns 1,262 shares of Preferred Stock as follows:

                                         NUMBER OF SHARES
        DATE                             PURCHASED/ACQUIRED               PRICE PER SHARE
         9/30/93                                  1,000                           (1)
          4/5/94                                     40                           (2)
         9/30/94                                     41                           (2)
         3/31/95                                     43                           (2)
         9/30/95                                     44                           (2)
         3/31/96                                     46                           (2)
         9/30/96                                     48                           (2)
                                                 ------
            Total                                 1,262
                                                 ======

---------------------------------------
(1)      Issued in the Reorganization.

(2)      4% stock dividend issued with respect to all outstanding Preferred
         Stock.

Mr. Lowden disclaims beneficial ownership of such shares.

         Mr. Lowden's wife, Suzanne Lowden, individually owns 1,262 shares of Preferred Stock for the benefit of William Lowden, as follows:

                                         NUMBER OF SHARES
        DATE                             PURCHASED/ACQUIRED               PRICE PER SHARE
         9/30/93                                  1,000                            (1)
          4/5/94                                     40                            (2)
         9/30/94                                     41                            (2)
         3/31/95                                     43                            (2)
         9/30/95                                     44                            (2)
         3/31/96                                     46                            (2)
         9/30/96                                     48                            (2)
                                                 ------
            Total                                 1,262
                                                 ======

---------------------------------------
(1)      Issued in the Reorganization.

(2)      4% stock dividend issued with respect to all outstanding Preferred
         Stock.

Mr. Lowden disclaims beneficial ownership of such shares.

    -------------------                          ------------------------------
    CUSIP No.  80190420            13D                Page  8  of  9  Pages
    -------------------                          ------------------------------


         (e)      Not Applicable.



Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None



Item 7.           MATERIAL TO BE FILED AS EXHIBITS

                  None

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    CUSIP No.  80190420            13D                Page  9  of  9  Pages
    -------------------                          ------------------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Dated:  January 27, 2000

                                                     By:  /s/ Paul W. Lowden
                                                          --------------------
                                                              Paul W. Lowden